UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

OPTIMIZERX CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

68401U105

(CUSIP Number)

Shawn Turner

Holland & Knight LLP

1801 California Street, Suite 5000

Denver, Colorado 80202

(303) 974-6660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1 (f) or §240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68401U105

1	Names of reporting person Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 858,500
	8	Shared voting power 0
	9	Sole dispositive power 858,500
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 858,500
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.7%(1)
14	Type of reporting person (see instructions) IN

(1)	See Item 5.

The undersigned Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of February 5, 2015 as amended by Amendment No. 1 to Schedule 13D dated March 25, 2015, Amendment No. 2 to Schedule 13D dated October 27, 2015 and Amendment No. 3 to Schedule 13D dated September 27, 2019 (collectively, the “Schedule 13D”). This statement constitutes Amendment No. 4 to the Schedule 13D. The purpose of this Amendment No. 4 is to report a greater than 1% change in ownership of the Company’s Common Stock by the Reporting Person. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement relates to 858,500 shares of Common Stock owned by the Reporting Person. Based on the Company’s Quarterly Report on Form 10-Q filed on November 9, 2020, 15,108,646 shares of Common Stock were outstanding as of November 5, 2020. Therefore, the 858,500 shares of Common Stock reported on this Schedule 13D represent approximately 5.7% of the Company’s shares issued and outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Securities and any Common Stock resulting from the exercise or conversion thereof.

(c) During the last 60 days, the Reporting Person effected the following purchases and sales of the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below.

Transactions by Reporting Person’s individual retirement accounts:

Date	Transaction	Shares	Unit Cost
12/31/2020	Purchase	3,500	$31.18368
1/7/2021	Purchase	5,000	$36.9189
1/7/2021	Purchase	3,000	$37.0000
1/13/2021	Purchase	2,000	$38.2533
1/26/2021	Sale	100	$40.0000
1/29/2021	Sale	5,000	$44.7872
2/2/2021	Sale	1,595	$48.0364
2/3/2021	Sale	12,183	$48.7777
2/4/2021	Sale	25,000	$50.8939
2/5/2021	Sale	10,000	$51.9997
2/8/2021	Sale	22,000	$52.5098
2/9/2021	Sale	6,228	$53.3169
2/9/2021	Sale	11,000	$55.0621
2/10/2021	Sale	1,475	$55.5268
2/12/2021	Sale	500	$56.614
2/16/2021	Sale	40,000	$62.3352
2/16/2021	Sale	20,000	$62.3352
2/17/2021	Sale	25,000	$59.026
2/17/2021	Sale	5,000	$60.756

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

By:	/s/ Ronald L. Chez
Ronald L. Chez